UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 7)


                   GRAPHIC PACKAGING INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 388690 10 9
-------------------------------------------------------------------------------
                                (CUSIP Number)

            JEFFREY H. COORS                        JENNINGS J. NEWCOM, ESQ.
         C/O JILL B. W. SISSON, ESQ.               DAVIS GRAHAM & STUBBS LLP
       GENERAL COUNSEL AND SECRETARY            1550 17TH STREET, SUITE 500
GRAPHIC PACKAGING INTERNATIONAL CORPORATION         DENVER, COLORADO 80202
        4455 TABLE MOUNTAIN DRIVE                       (303) 892-9400
            GOLDEN, COLORADO 80403
              (303) 215-2761
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 MARCH 25, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         ADOLPH COORS, JR. TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             2,800,000 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                         2,800,000 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,800,000
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 8.3% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934 (the "1934 Act").
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         GROVER C. COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             26,969,440 (1)(2)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        51,211,864 (1)(3)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,211,864 (3)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 62.4% (4)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (5)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) Amount includes 24,242,424 votes that may be cast by the 1,000,000 shares of 10% Series B Convertible Preferred Stock (the "Preferred Stock") pursuant to the terms of the Preferred Stock. See Item 6 hereof.
(3) Amount includes 48,484,848 shares of Common Stock issuable upon conversion of 1,000,000 shares of the Preferred Stock.
(4) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(5) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         HERMAN F. COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,435,000 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        1,435,000 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,435,000
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 4.3% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         MAY KISTLER COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,726,652 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        1,726,652 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,726,652
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 5.1% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AUGUSTA COORS COLLBRAN TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,015,350 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        1,015,350 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,015,350
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 3.0% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         BERTHA COORS MUNROE TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,140,490 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        1,140,490 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,140,490
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 3.4% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         LOUISE COORS PORTER TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             920,220 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        920,220 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         920,220
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 2.7% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOSEPH COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             250,000 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        250,000 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         250,000
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 1.0% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JANET H. COORS IRREVOCABLE TRUST FBO FRANCES M. BAKER
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             59,356 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        59,356 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,356
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1.0% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JANET H. COORS IRREVOCABLE TRUST FBO FRANK E. FERRIN
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             59,354 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        59,354 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,354
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1.0% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JANET H. COORS IRREVOCABLE TRUST FBO JOSEPH J. FERRIN
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             59,354 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        59,354 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,354
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1.0% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JEFFREY H. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            929,617 (1)
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             37,754,722 (2)(3)(5)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        1,130,959 (1)(2)(4)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        1,726,652 (5)
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,926,763 (1)(2)(5)(6)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 75.8% (7)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) Amount includes 929,617 shares of Common Stock subject to options currently exercisable.
(2) Pursuant to the Voting Agreement described in Item 4, Reporting Person has shared voting power over 37,754,722 votes that may be cast and is deemed to beneficially own 61,708,919 shares of Common Stock. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(3) Amount includes 24,242,424 votes that may be cast by the Preferred Stock.
(4) Amount excludes 86,885 shares of restricted Common Stock.
(5) Amount includes 1,726,652 shares of Common Stock held by the May Kistler Coors Trust.
(6) Amount assumes conversion of the Preferred Stock into 48,484,848 shares of Common Stock.
(7) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         WILLIAM K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            6,184 (1)
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             37,754,722 (2)(3)(4)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        159,875 (1)(2)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        1,726,652 (4)
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,003,330 (1)(2)(4)(5)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 75.5% (6)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) Amount includes 6,184 shares of Common Stock subject to options currently exercisable.
(2) Pursuant to the Voting Agreement described in Item 4, Reporting Person has shared voting power over 37,754,722 votes that may be cast and is deemed to beneficially own 61,997,146 shares of Common Stock. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(3) Amount includes 24,242,424 votes that may be cast by the Preferred Stock.
(4) Amount includes 1,726,652 shares of Common Stock held by the May Kistler Coors Trust.
(5) Amount assumes conversion of the Preferred Stock into 48,484,848 shares of Common Stock.
(6) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOHN K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,729,027 (1)(2)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        2,375 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        1,726,652 (2)
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,729,027 (2)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 5.1% (3)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) Amount includes 1,726,652 shares of Common Stock held by the May Kistler Coors Trust.
(3) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOSEPH COORS, JR.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,730,217 (1)(2)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,565 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        1,726,652 (2)
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,730,217 (2)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 5.1% (3)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) Amount includes 1,726,652 shares of Common Stock held by the May Kistler Coors Trust.
(3) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         PETER H. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             1,735,726 (1)(2)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        9,074 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        1,726,652 (2)
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,735,726 (2)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 5.2% (3)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) Amount includes 1,726,652 shares of Common Stock held by the May Kistler Coors Trust.
(3) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         DARDEN K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            11,138 (1)
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             4,830 (2)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        15,968 (1)(2)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,968 (1)
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1% (3)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) Amount includes 11,138 shares of Common Stock subject to options currently exercisable.
(2) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(3) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         ADOLPH COORS FOUNDATION
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |X|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             857,744 (1)
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        857,744 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         857,744
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 2.6% (2)
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00 (3)
--------------------------------------------------------------------------------
(1) Pursuant to the Voting Agreement described in Item 4, Reporting Person has granted Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, an irrevocable proxy to vote such shares in favor of the merger of the Issuer and a subsidiary of Riverwood Holding, Inc. The Reporting Person retains voting power with regard to all other matters and sole dispositive power with respect to the shares issuable to the Reporting Person.
(2) This percentage is calculated based on 33,631,223 shares of Common Stock outstanding as of March 7, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act.
(3) The Reporting Person is a foundation.

This Amendment No. 7 (this "Amendment") to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 16, 1992 (as amended, the "Schedule 13D"), relates to common stock, $0.01 par value per share ("Common Stock"), issued by Graphic Packaging International Corporation, a Colorado corporation (the "Company"), and is being filed to disclose (i) additional Reporting Persons, (ii) the retirement of Joseph Coors as a trustee of the Grover C. Coors Trust, and (iii) a change in the intent of the Reporting Persons. For convenience of reference, this Amendment amends and restates the
Schedule 13D in its entirety.

ITEM 1.  SECURITY AND ISSUER

Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D relates to common stock, $0.01 par value per share ("Common Stock"), issued by Graphic Packaging International Corporation, a Colorado corporation (the "Company").

The Company's principal executive offices are located at 4455 Table Mountain Drive, Golden, Colorado 80403.

The Company designs and manufactures folding carton packaging and supplies such packaging to the food, beverage and other consumable products markets.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to Common Stock described in this Schedule 13D: the Adolph Coors, Jr. Trust; the Grover C. Coors Trust; the Herman F. Coors Trust; the May Kistler Coors Trust; the Augusta Coors Collbran Trust; the Bertha Coors Munroe Trust; the Louise Coors Porter Trust; the Joseph Coors Trust; the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin; the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin; Janet H. Coors Irrevocable Trust FBO Frances M. Baker; the Adolph Coors Foundation; William K. Coors; John K. Coors; Peter H. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; and Darden K. Coors (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1).

The Reporting Persons are filing this Amendment because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the 1934 Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

      A. Trusts

NAME                    PRINCIPAL PLACE                STATE OF                         PRINCIPAL                TRUSTEES
----                    OF BUSINESS                    ORGANIZATION                     BUSINESS                  --------
                        -----------                    ------------                     --------

ADOLPH COORS,           C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
JR. TRUST               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          J. BRADFORD COORS
                                                                                                                  MELISSA E. COORS

GROVER C.               C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COORS TRUST             MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

HERMAN F.               C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COORS TRUST             MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS
                                                                                                                  DARDEN K. COORS

MAY KISTLER             C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COORS TRUST             MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

AUGUSTA COORS           C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COLLBRAN TRUST          MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

BERTHA COORS            C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
MUNROE TRUST            MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

LOUISE COORS            C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
PORTER TRUST            MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

JOSEPH COORS            C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST                   MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES          PETER H. COORS

JANET H. COORS          C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST FBO               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
FRANK E. FERRIN         P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES

                                       21

JANET H. COORS          C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST FBO               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
JOSEPH J. FERRIN        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES

JANET H. COORS          C/O COORS FAMILY TRUSTS        ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST FBO               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
FRANCES M. BAKER        P.O. BOX 4030                  COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                        GOLDEN, COLORADO 80401                                          OF BENEFICIARIES

None of the above named trusts has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

      B.    Foundation

NAME                    PRINCIPAL PLACE                     STATE OF                   PRINCIPAL                 BOARD OF
----                    OF BUSINESS                         ORGANIZATION               BUSINESS                  TRUSTEES
                        -----------                         ------------               --------                  --------
ADOLPH COORS            4100 E. MISSISSIPPI AVENUE          COLORADO                   CHARITABLE GIVING         WILLIAM K. COORS
FOUNDATION              SUITE 1850                                                                               JEFFREY H. COORS
                        DENVER, COLORADO  80246                                                                  PETER H. COORS
                                                                                                                 HOLLAND COORS
                                                                                                                 ROBERT G. WINDSOR

The foundation has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

      C.    Natural Persons

Each of the following individuals is a trustee of one or more of the trusts identified in Item 2, subsection A, or of the foundation identified in Item 2, subsection B. In addition, pursuant to Rule 13d-3, each of the trustees of the May Kistler Coors Trust may be deemed to beneficially own 1,726,652 shares of Common Stock held in that trust. Each trustee disclaims beneficial ownership of the shares of Common Stock held by that trust. Some of these individuals also are direct beneficial owners of Common Stock.


NAME                      BUSINESS ADDRESS                                              PRESENT PRINCIPAL OCCUPATION
----                      ----------------                                              ----------------------------
DARDEN K. COORS           C/O GRAPHIC PACKAGING INTERNATIONAL CORPORATION               COUNSEL OF THE COMPANY.
                          81 HALL STREET
                          CONCORD, NEW HAMPSHIRE 03301

J. BRADFORD COORS*        C/O ADOLPH COORS COMPANY                                      GENERAL MANAGER OF ADOLPH COORS COMPANY
                          311 10TH STREET, MAIL #BC400                                  ("COORS"), A HOLDING COMPANY FOR BEER AND
                          GOLDEN, COLORADO 80401                                        OTHER CONSUMER BEVERAGE MANUFACTURING
                                                                                        BUSINESSES.

                                       22

JEFFREY H. COORS          C/O GRAPHIC PACKAGING INTERNATIONAL CORPORATION               CHAIRMAN, PRESIDENT, AND A DIRECTOR OF
                          4455 TABLE MOUNTAIN DRIVE                                     THE COMPANY.
                          GOLDEN, COLORADO 80403

JOHN K. COORS             C/O COORSTEK, INC.                                            CHAIRMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT
                          16000 TABLE MOUNTAIN PARKWAY                                  AND DIRECTOR OF COORSTEK, INC.
                          GOLDEN, COLORADO 80403

JOSEPH COORS, JR.         C/O COORSTEK, INC.                                            RETIRED.
                          16000 TABLE MOUNTAIN PARKWAY
                          GOLDEN, COLORADO 80403

MELISSA E. COORS*         C/O COORS BREWING COMPANY                                     DENVER VENUE MANAGER FOR COORS BREWING
                          311 10TH STREET, MAIL #NH495                                  COMPANY ("COORS BREWING"), A BREWERY AND
                          GOLDEN, COLORADO 80401                                        SUBSIDIARY OF COORS.

PETER H. COORS            C/O ADOLPH COORS COMPANY                                      CHIEF EXECUTIVE OFFICER, PRESIDENT, AND A
                          311 10TH STREET, MAIL #NH300                                  DIRECTOR OF COORS; CHAIRMAN OF COORS
                          GOLDEN, COLORADO 80401                                        BREWING.

WILLIAM K. COORS          C/O ADOLPH COORS COMPANY                                      DIRECTOR EMERITUS OF COORSTEK, INC.;
                          311 10TH STREET, MAIL #NH311                                  DIRECTOR OF THE COMPANY; CHAIRMAN OF THE
                          GOLDEN, COLORADO 80401                                        BOARD OF COORS.

HOLLAND COORS*            4100 E. MISSISSIPPI AVENUE                                    FOUNDER OF WOMEN OF OUR HEMISPHERE
                          SUITE 1850                                                    ACHIEVING TOGETHER AND FORMER AMBASSADOR.
                          DENVER, COLORADO 80246

ROBERT G. WINDSOR*        4100 E. MISSISSIPPI AVENUE                                    EPISCOPALIAN MINISTER.
                          SUITE 1850
                          DENVER, COLORADO 80246

* Information regarding such person is provided because the person is a trustee of one or more trusts and/or the Adolph Coors Foundation.

None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

All of the above named persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

All shares of the Common Stock held by the Reporting Persons other than Jeffrey
H. Coors, Joseph Coors, Jr., William K. Coors and Darden K. Coors were acquired on December 27, 1992 in the spin-off of the Company from Coors, described in the Company's Registration Statement on Form 10, initially filed with the SEC under the 1934 Act. One share of the Common Stock was distributed for every three shares of common stock of Coors held by the Reporting Persons. All of the shares of Common Stock beneficially owned by Jeffrey H. Coors, Joseph Coors, Jr., William K. Coors and Darden K. Coors were acquired in the spin-off of the Company from Coors, except for certain shares of Common Stock purchased with such individual's personal funds in the open market or through the exercise of outstanding employee stock options.

The Grover C. Coors Trust purchased from the Company 1,000,000 shares of 10% Series B Convertible Preferred Stock (the "Preferred Stock") on August 15, 2000. The purchase price paid by the Grover C. Coors Trust for the Preferred Stock was $100,000,000 in cash. The purchase price for the Preferred Stock was paid by the Grover C. Coors Trust from the proceeds of a $100,000,000 loan received by the Grover C. Coors Trust from Bank of America, N.A. (the "Loan"). The shares of the Preferred Stock acquired by the Grover C. Coors Trust and other marketable securities owned by the Grover C. Coors Trust were pledged as collateral to secure the Loan. The Loan has been repaid in full. In connection with the purchase of the Preferred Stock, the Grover C. Coors Trust entered into a registration rights agreement with the Company. The principal terms of the Preferred Stock and the related registration rights agreement are as described in Item 6 below.

On March 25, 2003, each Reporting Person executed a voting agreement (the "Voting Agreement"), pursuant to which each Reporting Person agreed to vote all securities held by such Reporting Person in favor of the Merger (defined below). A summary of the terms of Voting Agreement is set forth in Items 4 and 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

On March 25, 2003, each Reporting Person executed the Voting Agreement whereby they agreed to vote for the merger of the Company with and into a subsidiary of Riverwood Holding, Inc., a Delaware corporation ("Riverwood"), in a stock transaction (the "Merger") and against any other transaction involving the Company. If the proposed Merger is effected, the shareholders of the Company will receive one share of Riverwood stock for each share of Common Stock that they own, following a stock split by Riverwood. As a condition to the effectiveness of the Merger, the Grover C. Coors Trust, holder of the Preferred Stock, has agreed to convert all of the outstanding shares of the Preferred Stock into Common Stock in exchange for a payment of the present value, calculated using a discount rate of 8.5%, of future dividends on the Preferred Stock that would have been payable by the Company until the Preferred Stock could have been first redeemed by the Company in 2005. Riverwood shareholders will own 57.5% of the new public company, while shareholders of the Company will own 42.5%. The Reporting Persons filing this report, who own on an as-converted basis 75.8% of the outstanding shares of Common Stock, will own approximately 32.2% of the combined company. The Merger has been approved by the respective Boards of Directors of the Company and Riverwood. Consummation of the Merger is subject to conversion of the Preferred Stock by the Grover C. Coors Trust and to customary conditions, including approval by the Company's shareholders and regulatory approvals. The foregoing description of the Merger Agreement is qualified in its entirety by the complete text of such agreement, incorporated by reference hereto as Exhibit 99.5.

A joint press release announcing the execution of the Merger Agreement was issued on March 26, 2003. A copy of the press release is attached hereto as
Exhibit 99.3 and is incorporated herein by reference.

EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE JOINT PROXY
STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN

CONNECTION WITH THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ONCE THE REGISTRATION STATEMENT ON FORM S-4 IS FILED, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

Pursuant to the Voting Agreement, each Reporting Person has appointed Jeffrey H. Coors and, in the case of his inability to act, William K. Coors, as such Reporting Person's attorney-in-fact, with full power of substitution to vote the Reporting Person's securities in favor of the Merger. In addition, each Reporting Person has given Jeffrey H. Coors and William K. Coors an irrevocable proxy to vote the Reporting Person's shares in favor of the Merger. The Voting Agreement also provides that no Reporting Person will dispose of or encumber such Reporting Person's securities or purchase additional securities of the Company, except for transfers between Permitted Transferees (as defined in the Voting Agreement). In addition, the Voting Agreement provides that if the Merger Agreement is terminated under circumstances where Riverwood is entitled to receive the termination fee provided for in the Merger Agreement, each Reporting Person, other than the Adolph Coors Foundation, shall pay to Riverwood, on demand, such Reporting Person's, other than the Adolph Coors Foundation, pro rata share of (i) 75% of the first $20 million of any profit made from a subsequent business combination and (ii) 50% of the next $40 million of such profit. Further, if Riverwood increases the amount of merger consideration payable to the shareholders of the Company over the amount set forth in the Merger Agreement, each Reporting Person, other than the Adolph Coors Foundation, has agreed to waive such Reporting Person's rights to receive 50% of any such additional merger consideration. The foregoing description of the Voting Agreement is qualified in its entirety by the complete text of such agreement attached hereto as Exhibit 99.4.

Pursuant to the terms of the Preferred Stock, each share of the Preferred Stock is convertible into approximately 48.485 shares of Common Stock and the Grover
C. Coors Trust is entitled to cast one vote for every two shares of Common Stock into which the Preferred Stock is convertible. If the Grover C. Coors Trust elects to convert its shares of the Preferred Stock into shares of Common Stock prior to the record date for the meeting of shareholders to vote on the Merger, the Preferred Stock will be converted into 48,484,848 shares of Common Stock and all 48,484,848 shares of Common Stock will be voted for the Merger. If the Grover C. Coors Trust does not elect to convert its shares of Preferred Stock prior to the record date, 24,242,424 votes will be cast in favor of the Merger on behalf of the Grover C. Coors Trust. As of the date of this Amendment, the Grover C. Coors Trust is undecided as to whether or not it will convert its shares of Preferred Stock prior to the record date.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person's cover page.

The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing, including shares underlying options with the right to acquire beneficial ownership within 60 days, is 62,944,085 or 75.8% of the Company Common Stock.

During the last 60 days, none of the Reporting Persons have effected any transactions in the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

Jeffrey H. Coors, William K. Coors, John K. Coors, Joseph Coors, Jr., Peter H. Coors, Darden K. Coors, J. Bradford Coors, and Melissa E. Coors presently serve or in the past served as trustees of one or more of the Adolph C. Coors, Jr. Trust, the Grover C. Coors Trust, the Herman F. Coors Trust, the May Kistler Coors Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust, the Louise Coors Porter Trust, the Joseph Coors Trust, the Janet H. Coors Irrevocable Trust FBO Frances M. Baker, the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, and the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin.

Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Under the trust agreement evidencing the May Kistler Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust.

Jeffrey H. Coors, William K. Coors, Peter H. Coors, Holland Coors, and Robert G. Windsor presently serve as trustees of the Adolph Coors Foundation.

Pursuant to the Preferred Stock Purchase Agreement, dated August 15, 2000, the Grover C. Coors Trust purchased from the Company 1,000,000 shares of the Preferred Stock for $100,000,000. The following is a summary of the principal terms of the Preferred Stock and is qualified in its entirety by the Preferred Stock Purchase Agreement and the Statement of Designations, incorporated by reference hereto as Exhibits 99.6 and 99.7, respectively.

      Ranking. The Preferred Stock ranks senior to Common Stock and to all classes or series of stock to the extent that they rank junior to the Preferred Stock as to dividend rights, redemption rights or liquidation rights.

      Liquidation Preference. The Preferred Stock has a liquidation preference of $100 per share (the "Stated Value"), plus all accrued and unpaid dividends (the "Liquidation Preference").

      Dividends. Holders of the Preferred Stock are entitled to receive quarterly dividends at an annual rate per share of 10% of the Liquidation Preference of such share from and including August 15, 2000 (the "Issue Date"). However, for so long as the Liquidation Preference per share is equal to the Stated Value per share, the amount of dividend payable per share will be $2.50 for each full quarterly dividend period.

      Redemption. The Preferred Stock is not redeemable prior to the fifth anniversary of the Issue Date. Subject to certain limitations set forth in the Preferred Stock Purchase Agreement, after the fifth anniversary of the Issue Date, the Preferred Stock is redeemable, in whole or in part, at the option of the Company on at least 20 but no more than 60 days notice to the holders of the Preferred Stock during the 12-month periods commencing on the anniversary of the Issue Date in each of the following years, at the following prices per share, plus in each case, all accrued and unpaid dividends: 2005, $105; 2006, $104; 2007, $103; 2008, $102; 2009, $101; and 2010 and thereafter, $100.

      Conversion Rights. Unless previously redeemed, shares of the Preferred Stock may, at the option of the holder, be converted, in whole or in part, into fully paid and nonassessable shares of Common Stock at any time and from time to time prior to the date of redemption. The conversion rate is currently approximately 48.485 shares of Common Stock for each share of the Preferred Stock (the "Conversion Rate"). The Conversion Rate will be adjusted if the Company (i) pays a dividend or makes a distribution on the Common Stock, (ii) subdivides the outstanding shares of Common Stock into a greater number of shares, (iii) combines the outstanding shares of Common Stock into a smaller number of shares, (iv) pays a dividend or makes a distribution on the Common Stock in shares of its capital stock, (v) issues by reclassification of its shares of Common Stock any shares of its capital stock, or (vi) issues Common Stock at a price less than 80% of the current market price.

      Put Rights. From and after the tenth anniversary of the Issue Date until such time as the Adolph Coors Company has agreed to register with the SEC a sufficient amount of the Adolph Coors Company Class B Common Stock to repay, on an after-tax basis, all of the indebtedness incurred by the Grover C. Coors Trust in connection with the purchase of the Preferred Stock, or until such time as such indebtedness has otherwise been paid in full, the holder of the Preferred Stock has the right to require the Company to repurchase some or all of the Preferred Stock for an amount per share equal to the Liquidation Preference.

      Voting Rights. Each share of the Preferred Stock is entitled to a number of votes equal to one vote for each two whole shares of Common Stock into which such share of the Preferred Stock is convertible. The holders of the Preferred Stock shall vote together with the holders of Common Stock as a single class, except that the holders of the Preferred Stock are not permitted to vote on the election of directors until after the expiration or earlier termination of the waiting period in connection with the pre-merger notification under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. In addition, the holders of the Preferred Stock will vote separately as a single class on any merger or consolidation of the Company, the sale of all or substantially all of the Company's assets or the dissolution or liquidation of the Company.

In connection with the purchase of the Preferred Stock, the Grover C. Coors Trust entered into a registration rights agreement with the Company, attached hereto as Exhibit 99.3 (the "Registration Rights Agreement"). The Registration Rights Agreement gives the holder of the Preferred Stock the right to demand registration under the Securities Act of 1933, as amended (the "1933 Act"), of the Common Stock into which the Preferred Stock is convertible at any time upon written notice to the Company. The Company is obligated to use its best efforts to complete the registration of the Common Stock so requested within 90 days of the request by the holder, subject to certain exceptions. If the Company proposes to register any of its securities under the 1933 Act, it must give the holder of the Preferred Stock notice of such proposal and cause to be registered under the 1933 Act all of the securities so requested by such holder, subject to certain exceptions. The Company is required to bear all of the expenses associated with a registration pursuant to the Registration Rights Agreement, subject to certain limited exceptions. The registration rights of the holder will terminate on the later of the tenth anniversary of the Issue Date or the fifth anniversary of the conversion of all outstanding shares of the Preferred Stock into Common Stock.

On March 5, 2003, each Reporting Person executed the Voting Agreement pursuant to which each Reporting Person agreed to vote their securities in favor of the Merger with Riverwood. Upon execution of the Voting Agreement, the group was deemed to have acquired beneficial ownership of the securities held by each Reporting Person pursuant to Rule 13d-5(b)(1). The summaries of the Voting Agreement and the Merger Agreement contained in Item 4 are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:

The following Exhibits are incorporated herein:

         99.1            Power of Attorney.

         99.2            Joint Filing Agreement.

         99.3 Press Release, dated March 26, 2003, issued by the Company.

         99.4 Voting Agreement, dated March 25, 2003, by and among Riverwood and each Reporting Person.

         99.5 Agreement and Plan of Merger, dated as of March 25, 2003, by and among the Company, Riverwood and Riverwood Acquisition Sub LLC, incorporated by reference to
                         Exhibit 2.1 to the Current Report on Form 8-K, dated March 25, 2003, filed by the Company with the Securities and Exchange Commission on March 28, 2003.

         99.6 Preferred Stock Purchase Agreement, dated August 15, 2000, between the Company and the Grover C. Coors Trust, incorporated by reference to Exhibit 99.2 to the Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on August 17, 2000.

         99.7 Statement of Designations, incorporated by reference to Exhibit 99.4 to the Amendment No. 5 to the

                         Schedule 13D, filed with the Securities and Exchange Commission on August 17, 2000.

         99.8 Registration Rights Agreement, incorporated by reference to Exhibit 99.3 to the Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on August 17, 2000.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               MARCH 31, 2003
                               ------------------------------------------------
                               Date

                               /S/ JEFFREY H. COORS
                               ------------------------------------------------
                               Signature


                               JEFFREY H. COORS, IN HIS INDIVIDUAL CAPACITY AND AS ATTORNEY-IN-FACT
                               Name/Title

                               Power of Attorney for Adolph Coors, Jr. Trust, Grover C. Coors Trust, Herman F. Coors Trust, May Kistler Coors Trust, Augusta Coors Collbran Trust, Bertha Coors Munroe Trust, Louise Coors Porter Trust, Joseph Coors Trust, Janet H. Coors Irrevocable Trust FBO Frances M. Baker, Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, William K. Coors, John K. Coors, Joseph Coors, Jr., Peter H. Coors, Darden K. Coors, and Adolph Coors Foundation filed as Exhibit 99.1 to this filing